Exhibit 99.1

Contact:

Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Financial Results for the Fourth Quarter and Full Year 2016

SHANGHAI, China, February 24, 2017 – Acorn International, Inc. (NYSE: ATV) ("Acorn" or the "Company"), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

Acorn’s financial results for 2016 reflect the continuing business turnaround strategy led by co-founder and Executive Chairman, Robert Roche, and the new management team installed in May 2015. Under new leadership, Acorn significantly improved gross margin, made meaningful reductions in operating expenses and completed the sale of non-core assets. Net income for 2016 was $3.4 million compared to a net loss of $40.2 million in 2015, marking the first year of profitability since 2011. The Company closed the year with a stronger balance sheet, including $25.5 million in cash and equivalents, up from $12.3 million at the end of 2015.

In 2017, Acorn will seek to increase revenue by growing sales of its proprietary-branded products as well as third-party branded products through e-commerce, its other direct sales channels and nationwide distribution network. The Company will continue to support its own brands and build its reputation as a trusted partner for top foreign brands entering China. Management will remain focused on maintaining healthy margins, managing expenses and generating additional cash flow. The Company anticipates further liquidation of non-core assets, including a potential sale of certain non-core property or potentially another form of transaction involving such non-core property, with a carrying amount of approximately $16.4 million and potential sales of shares of Yimeng Software Technology Co., Ltd, a publicly traded company in China, as appropriate.

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Financial Results for the Fourth Quarter of 2016:

Total net revenues were $6.0 million in the fourth quarter of 2016, down from $9.1 million in the fourth quarter of 2015.

Cost of sales in the fourth quarter of 2016 was $3.0 million, down from $4.5 million in the fourth quarter of 2015.

Gross profit in the fourth quarter of 2016 was $3.0 million, as compared to $4.6 million in the fourth quarter of 2015. Gross margin was 50.3% in the fourth quarter of 2016, unchanged from the fourth quarter of 2015.

Total operating expenses in the fourth quarter of 2016 were of $10.5 million, compared to total operating expenses of $11.7 million in the fourth quarter of 2015.

Loss from operations was $7.5 million in the fourth quarter of 2016, as compared to a loss from operations of $7.1 million in the fourth quarter of 2015. The operating loss for the fourth quarter of 2016 includes approximately $3.9 million in non-recurring expenses, including a write-down of obsolete inventory and other accruals. This compares to $5.5 million in non-recurring expenses in the fourth quarter of 2015.

Share-based compensation was $247,941 in the fourth quarter of 2016, as compared to nil in the fourth quarter of 2015.

Other expense was $0.4 million in the fourth quarter of 2016, as compared to other income of $0.2 million in the fourth quarter of 2015.

Net loss was $7.9 million in the fourth quarter of 2016 as compared to a net loss of $7.3 million in the fourth quarter of 2015.

As of December 31, 2016, Acorn’s cash and cash equivalents, with restricted cash, totaled $25.5 million, as compared to $12.3 million as of December 31, 2015.

As of December 31, 2016, the Company had repurchased 196,213 ADSs at an average price $7.80 per ADS under its share repurchase program.

Financial Results for the Full Year 2016:

Total net revenues were $24.4 million in 2016, down from $47.5 million in 2015.

Cost of sales in 2016 was $12.0 million, down from $34.9 million in 2015.

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Gross profit in 2016 was $12.5 million, as compared to $12.7 million in 2015. Gross margin was 51.0% in 2016, up from 26.6% in 2015.

Total operating expenses in 2016 were of $21.7 million, including a $6.0 million in gain from the sale of non-core real estate, compared to total operating expenses of $53.5 million in 2015.

Loss from operations was $9.3 million in 2016, as compared to a loss from operations of $40.9 million in 2015.

Share-based compensation was $736,017 in 2016, as compared to $71,333 in 2015.

Other income was $18.1 million in 2016, primarily attributable to gains from sales of Yimeng shares, as compared to other income of $1.0 million in 2015.

Net income was $3.4 million in 2016 as compared to a net loss of $40.2 million in 2015.

Conference Call

The Company will host a conference call at 8:30 a.m. ET (5:30 a.m. PT), February 24, 2017 to discuss financial results. Dial-in details for the earnings conference call are as follows:

US/Canada:	+1-800-894-5910
International:	+1-785-424-1052

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 2587288 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through March 3, 2017 and can be accessed by dialing (866) 375-1919, or (719) 457-0820, passcode 2587288. An archived audio file of the call will be available on the Company’s website http://www.acorninternationalir.com/home/news-and-events/webcasts-and-presentations/.

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About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements and include statements with respect to the Company’s ability to increase revenue, maintain margins, manage expenses and generate additional cash flow; the Company’s ability to grow sales of its proprietary-branded products as well as third-party products and brands through e-commerce, its other direct sales platforms as well as its nationwide distribution network; and the Company ability to sell its non-core assets as planned. The Company’s efforts to implement its proposed business plans, reduction of operating expenses or sale of its assets may not succeed as anticipated or at all. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

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Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company's ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company's ability to stay abreast of consumer market trends and maintain the Company's reputation and consumer confidence; the Company's ability to execute and maintain a successful market strategy; potential unauthorized use of the Company's intellectual property; potential disruption of the Company's manufacturing processes; increasing competition in China's consumer market; the Company's U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 2015 annual report on Form 20-F filed with SEC on May 16, 2016. For a discussion of other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 8 of the Company's Form 20-F for the fiscal year ended December 31, 2015. The Company's actual results of operations for the fourth quarter of 2016 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

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ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	3 Months Ended December 31		Year Ended December 31
	2015 (unaudited)	2016 (unaudited)	2015	2016 (unaudited)

Net revenues	9,060,977	5,979,224	47,545,611	24,435,336
Cost of revenues	(4,500,858)	(2,968,832)	(34,887,158)	(11,972,293)
Gross profit	4,560,119	3,010,392	12,658,453	12,463,043
Operating (expenses) income
Advertising expenses	(60,498)	-	(2,203,996)	(23,701)
Other selling and marketing expenses	(4,776,052)	(3,992,815)	(25,185,444)	(12,859,778)
General and administrative expenses	(9,012,295)	(6,901,288)	(27,839,081)	(16,441,555)
Other operating income, net	2,185,772	346,595	1,712,774	7,607,334
Total operating (expenses) income	(11,663,073)	(10,547,508)	(53,515,747)	(21,717,700)
Loss from operations	(7,102,954)	(7,537,116)	(40,857,294)	(9,254,657)
Other income (expenses), net	199,657	(412,454)	1,017,383	18,137,553
Income (loss) before income taxes and equity in losses of affiliates	(6,903,297)	(7,949,570)	(39,839,911)	8,882,896
Income tax (expenses) benefit	(200,882)	151,110	(183,091)	(4,634,413)
Equity in losses of affiliates	(226,779)	(150,000)	(226,779)	(868,121)
Net income (loss)	(7,330,958)	(7,948,460)	(40,249,781)	3,380,362
Net (loss) attributable to noncontrolling interests	(36,970)	(5,129)	(91,127)	(29,707)
Net income (loss) attributable to Acorn International, Inc.	(7,293,988)	(7,943,331)	(40,158,654)	3,410,069

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ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2015	December 31, 2016
		(Unaudited)
Assets
Cash and cash equivalents	12,146,854	25,505,731
Restricted cash	126,278	72,077
Accounts receivable, net	1,905,499	1,208,517
Notes receivable	276,062	-
Inventory	4,135,624	3,977,336
Held-for-sale assets	3,808,471	-
Prepaid advertising expenses	474,761	10,689
Other prepaid expenses and current assets, net	6,314,872	2,667,930
Deferred tax assets, net	1,076,154	1,007,369
Current assets	30,264,575	34,449,649

Prepaid land use rights	7,195,292	6,578,765
Property and equipment, net	16,615,300	13,885,079
Acquired intangible assets, net	876,970	575,273
Investments in affiliates	718,121	-
Available-for-sale securities	181,164,778	74,666,865
Convertible loan	3,257,622	3,218,665
Other long-term assets	626,108	301,752
Total assets	240,718,766	133,676,048

Liabilities and equity
Accounts payable	3,061,519	2,614,118
Accrued expenses and other current liabilities	11,855,695	8,977,637
Income taxes payable	2,091,559	4,001,920
Deferred revenue	548,066	380,526
Current liabilities	17,556,839	15,974,201

Deferred tax liability	44,449,212	18,017,610
Total liabilities	62,006,051	33,991,811

Equity
Ordinary shares	890,185	918,185
Additional paid-in capital	161,308,330	162,016,347
Accumulated deficits	(126,349,246)	(122,998,927)
Accumulated other comprehensive income	162,580,400	81,049,845
Treasury stock, at cost	(20,109,451)	(21,640,346)
Total Acorn International, Inc. shareholders' equity	178,320,218	99,345,104

Noncontrolling interests	392,497	339,133
Total equity	178,712,715	99,684,237
Total liabilities and equity	240,718,766	133,676,048

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